December 11, 2009

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attention: Maryse Mills-Apenteng, Special Counsel

RE:	IMS Health Incorporated Preliminary Proxy Statement on Schedule 14A Filed November 25, 2009 File No. 001-14049

Dear Ms. Mills-Apenteng:

On behalf of IMS Health Incorporated (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 2, 2009 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company.

As previously discussed with the Staff, the Company is not filing a revised Proxy Statement along with this letter. The Company will incorporate the revisions to the Proxy Statement made in response to the Staff’s comments set forth below in its Definitive Proxy Statement on Schedule 14A.

The Merger Agreement, page 75

Explanatory Note Regarding the Merger Agreement, page 75

1.	We note the first sentence of your explanatory note. Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company. Statements that other disclosure regarding the company included or incorporated in the proxy statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.

Response:

In response to the Staff’s comment, the disclosure on page 75 of the Proxy Statement will be revised as set forth in the following excerpt from page 75 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.

“The merger agreement is included to provide you with information regarding its terms~~, and is not intended to modify or supplement any factual~~. Factual disclosures about the Company contained in this proxy statement or in the Company’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the Company contained in the merger agreement.”

2.	We note your various qualifiers regarding the representations and warranties in the merger agreement that alert shareholders to the historical context of the merger agreement. Please revise these references to more clearly refer to the merger agreement at the time it was executed, rather than in the present tense. For example, we note the current disclosure that the representations and warranties “are qualified” and “have been negotiated.”

Response:

In response to the Staff’s comment, the disclosure on page 75 of the Proxy Statement will be revised as set forth in the following excerpt from page 75 of the Proxy Statement, which excerpt is marked to show the revisions to the disclosure which will be made in response to the Staff’s comment.

“The representations, warranties and covenants made in the merger agreement by the Company, Parent and Merger Sub ~~are~~were qualified and subject to important limitations agreed to by the Company, Parent and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties ~~have been~~were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and ~~allocate~~allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases ~~have been~~were qualified by disclosures that were made by each party to the other, which disclosures ~~are~~were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.”

3.	We note your disclosure that information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Response:

The Company respectfully acknowledges its obligation to consider whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Proxy Statement not misleading.

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On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (212) 558-4397 or Alan J. Sinsheimer at (212) 558-3738 should you require further information or have any questions.

Sincerely,

/s/ Keith A. Pagnani
Keith A. Pagnani

cc:	Harvey A. Ashman, Esq. (IMS Health Incorporated)

Barbara C. Jacobs Evan S. Jacobson (United States Securities and Exchange Commission)

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